Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cimarex Energy Co.:

We consent to the incorporation by reference in the registration statement on Form S-3 of Cimarex Energy Co. of our reports dated February 27, 2009, with respect to the consolidated balance sheets of Cimarex Energy Co. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows, for each of the years in the three-year period ended December 31, 2008,  and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Cimarex Energy Co.

KPMG LLP

Denver, Colorado

April 22, 2009